                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                  GARCIA  II,  ERNEST  C.
                                  2525  E.  Camelback  Blvd.,  Suite  1150
                                  Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                NOVEMBER 1997


5.    If  Amendment,  Date  of  Original  (Month/Year):  November 1997+


6.    Relationship  of  Reporting  Person  to  Issuer:
                                  OFFICER:    CHIEF  EXECUTIVE  OFFICER
                                  DIRECTOR
                                  10%  OWNER

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON


                                Table 1 - Non-Derivative Securities Acquired,
                                     Disposed of, or Beneficially Owned

                                                          Amount of     Ownership
                                        Securities        Securities      Form:     Nature of
                                       Acquired(A)       Beneficially   Direct(D)    Indirect
Title of    Transaction  Transaction        or             Owned at        or       Beneficial
Security       Date         Code      Disposed of(D)     End of Month  Indirect(I)  Ownership
-----------  -----------------------------------------------------------------------------
                          Code  V     Amount  A/D  Price
COMMON STOCK Various                                     4,450,000%    D
COMMON STOCK Various                                       136,500     I            ++
COMMON Stock 11/24/97     P@          20,000@ A@  $9.75@    20,000     I            &


*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                         Number of
                                                Number of                                                Derivative  Ownership
           Conversion                          Derivative                                               Securities   Form of
               or                              Securities    Date                                         Benefi-    Derivative
            Exercise                            Acquired   Exercisable                                    cially     Security:
Title of    Price of                             (A) or       and                             Price of    Owned      Direct
Derivative Derivative Transaction Transaction  Disposed    Expiration  Title and Amount of   Derivative  at End of   (D) or
Security    Security     Date        Code       of (D)        Date     Underlying Securities Securities   Month     Indirect(I)
---------- ---------- ----------- ----------- ----------- ------------ --------------------- ---------- ---------- ------------
                                                          Date  Expira             Amount or
                                                          Exerci -tion             Number of
                                   Code   V     (A)  (D) -sable  Date  Title       Shares
                                  ----------- ----------- ------------ ---------------------- ---------- ---------- -----------


            Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------


Explanation  of  Responses:


+This amendment to the original Form 4 for Nov. 1997 is filed prior to the tenth day after the end of Nov. 1997 (i.e., prior to the deadline for Nov. filings). As this amendment is filed before the deadline for Nov. filings, please consider the amendment as a replacement of the original Form 4. The amendment is necessary because the preparer and signer (as attorney-in-fact) of the Form 4, not the Reporting Person, made a mathematical error in adding together certain end of month direct beneficial holdings that had not changed during the Nov. 1997 reporting period.



%As reported previous on Reporting Person's Aug. 1997 Form 4, this amount of securities owned excludes 50,000 shares of UGLY Common Stock that on August 18, 1997 the Reporting Person granted an option to Don Addink (another UGLY Section 16 Officer) to acquire the shares at an option price of $15 per share (approx. closing price of UGLY Common Stock on 8/18/97). D. Addink may exercise this option at any time between the date of option grant through May 31, 2000. D. Addink has not exercised his option to purchase any of these shares from the Reporting Person. Until the option is exercised, the Reporting Person retains voting and investment power with respect to the shares.


++These shares of Common Stock of UGLY are owned by the Garcia Family Foundation, Inc. ("Foundation"). The Foundation is an Arizona nonprofit corporation that has the right to receive dividends from, or the proceeds for the sale of, the 136,500 shares of Common Stock. The Reporting Person/Mr. Garcia has no right to receive dividends from, or proceeds from the sale of, the 136,500 shares. Mr. Garcia is the president and a director of the Foundation and shares the power to direct the vote and power to direct the disposition of these shares held by the Foundation. Mr. Garcia disclaims beneficial ownership of the 136,500 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by the Foundation.

&These 20,000 shares of Common Stock of UGLY were acquired on 11/24/97 by Verde Investments, Inc. ("Verde"). The Reporting Person is the president and sole shareholder of Verde. Verde is an affiliate of Issuer. Mr. Garcia disclaims beneficial ownership of the 20,000 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by Verde.

1)  Power-of-attorney is included and made a part of this filing.


/s/    Judith A. Boyle
-------------------------------
As Attorney-in-Fact 1)

**Signature  of  Reporting  Person

12/8/97

-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).

POWER OF ATTORNEY

I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.

/s/ Ernest C. Garcia II
-------------------------------
Ernest C. Garcia II

Dated:   May 7   , 1997